UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For October 25, 2007

Commission File No.  333-13238

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 5100, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

Exhibit List

1.

Information Circular and Proxy Statement with respect to a Plan of Arrangement involving PrimeWest Energy Trust, PrimeWest Energy Inc., PrimeWest America Inc., PrimeWest Oil LLC, PrimeWest Energy North America Partnership, PrimeWest Petroleum Inc., and PrimeWest Energy Development ULC and 1350849 Alberta Ltd. and TAQA North Ltd. (both wholly-owned subsidiaries of Abu Dhabi National Energy Company PJSC) dated October 19, 2007.

2.

Letter of Transmittal for Exchangeable Shareholders of PrimeWest Energy Inc.

3.

Letter of Transmittal for Unitholders of PrimeWest Energy Trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:

       /s/ Doug Fraser

Name:

Doug Fraser

Title:

VP Finance and CFO

Date: October 25, 2007

EXHIBIT A ATTACHED